Exhibit (a)(5)

Report of Eligible Options

OPTION EXCHANGE PROGRAM

REPORT OF ELIGIBLE OPTIONS

Personal and Confidential

[Employee Name]

[Employee Address]

The following table lists all of your outstanding options that are eligible for the option exchange program described in Cree’s Offer to Exchange dated March 17, 2003. If you elect to participate and your options are accepted for exchange, each of the options listed below will be canceled. For each canceled option, Cree will grant you a new option to purchase shares in the amount indicated, not earlier than October 13, 2003, subject to and in accordance with the terms and conditions of the Offer to Exchange:

Option Number	Grant Date	Plan	Options Granted	Exercise Price	Exchange Ratio	New Options to be Granted

ESO	= Equity Compensation Plan
2001	= Fiscal 2001 Stock Option Bonus Plan
NQ01	= 2001 Nonqualified Stock Option Plan

This report was prepared in connection with Cree’s Offer to Exchange dated March 17, 2003. If you have questions about this information, please contact the Stock Plan Help Desk by telephone at (919) 313-5800,

by e-mail addressed to stockplan_helpdesk@cree.com, or by mail addressed to

Stock Plan Administrator, Cree, Inc., 4600 Silicon Drive, Building 10, Durham, NC 27703.